Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

China Metro-Rural Holdings Limited Sets 20-F Filing Date

NEW YORK, (MARKETWIRE) – May 13, 2014 – China Metro-Rural Holdings Limited (NYSE MKT: CNR) (the “Company”) is pleased to inform its shareholders that its Form 20-F for the fiscal year ended March 31, 2014 (“2014 Form 20-F”) is set to be filed on July 11, 2014. The 2014 Form 20-F is expected to be filed with the Securities and Exchange Commission before markets open.

Details on the Company’s Annual General Meeting and related proxy statement, if any, will also be available at the time of the filing of the 2014 Form 20-F in the form of a separate Form 6-K.

The Company will also be hosting a webcast updating shareholders and discussing the Company’s activities on July 14, 2014. Details of the webcast will be provided in a separate press release and will also be available on the Company’s website (http://www.chinametrorural.com/).

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited— Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com

2